FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X      Form 40-F
                                     ---               ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No  X
                                     ---        ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth herein as Exhibit 1 is a copy of Announcement No. 13
- 2004 - TORM - nine month report 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 11, 2004.

Exhibit 1

ANNOUNCEMENT NO. 13 - 2004
TORM - Nine month report 2004




11 November 2004

Profit for the first nine months of 2004 of DKK 1,760 mill. before tax - expectations increased to minimum DKK 1,150 mill. before tax and value adjustments.

o Net profit in the third quarter 2004 was DKK 260 mill., and DKK 827 mill. for the first nine months of 2004 excluding value adjustments on the Norden shares. The result is considered to be highly satisfactory.

o Net profit for the first nine months of 2004 was DKK 1,760 mill. including value adjustments on the Norden shares of DKK 933 mill. and dividends received of DKK 73 mill.

o Cash flow from operating activities was DKK 957 mill. in the first nine months of 2004.

o Return on invested capital was 30.9% p.a. and return on equity was 73.2% p.a. in the first nine months of 2004. Earnings per share (EPS) was DKK
     50.6 against DKK 13.5 for the same period last year.

o    Shareholders equity was DKK 3,948 mill. as of 30 September 2004.

o Freight rates for the Company's product tankers have increased considerably in the fourth quarter due to extraordinarily strong demand, as a consequence of the strong increase in oil consumption. As a consequence, we expect a strong start to 2005.

o Expectations of full year 2004 profits before tax and value adjustments are increased to minimum DKK 1,150 mill. The value adjustment as of 10 November 2004 was DKK 987 mill.


A telephone conference and webcast (www.torm.com), reviewing the report for the first nine months of 2004, will take place on 11 November 2004, at 17.00 Copenhagen time. To participate, please call 10 minutes before the call starts on tel.: +45 32 71 46 11 (from Europe) or +1 334 420 4950 (from USA).


A/S Dampskibsselskabet TORM
Contact persons:  Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                  Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

KEY FIGURES FOR THE GROUP

--------------------------------------------------------------------------------------------------------------------------
DKK mill.                                                                                          Change
                                                                    Q1-Q3            Q1-Q3          Q1-Q3       Full year
                                                                     2004             2003        2003-04            2003
--------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Net revenue                                                         1,855            1,458            27%           1,928
Time Charter equivalent earnings                                    1,488              966            54%           1,307
Gross profit                                                        1,024              479           114%             647
Profit before depreciation                                            963              413           133%             572
Profit before financial items                                         806              284           184%             395
Net gain/(loss) from other investments and
  securities                                                          935              197           375%             682
Other financial items                                                  19              -13          -246%             -25
Profit/(loss) before tax                                            1,760              468           276%           1,052
Net profit after tax for the period                                 1,760              468           276%           1,051
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Total assets                                                        6,672            4,405            51%           4,894
Shareholders' equity                                                3,948            1,956           102%           2,464
Liabilities                                                         2,724            2,449            11%           2,430

Invested capital                                                    3,761            3,083            22%           3,186
Net interest bearing debt                                           1,726            1,616             7%           1,698
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW
From operating activities                                             957              387           147%             494
From investing activities                                            -713             -676             5%          -1,008
  thereof investment in tangible fixed assets                        -713             -790           -10%          -1,122
From financing activities                                              27              298           -91%             471
                                                                       --              ---                            ---
Net cash flow                                                         271                9          2911%             -43
--------------------------------------------------------------------------------------------------------------------------
KEY FIGURES
Gross margin                                                        55.2%            32.9%                          33.6%
Profit before depreciation/Net revenue                              51.9%            28.3%                          29.7%
Profit before financial items/Net revenue                           43.5%            19.5%                          20.5%
RoE (p.a.)                                                          73.2%            34.9%                          51.4%
RoIC (p.a.)                                                         30.9%            12.8%                          13.1%
Equity ratio                                                        59.2%            44.4%                          50.3%

Share price, end of period (DKK)*                                   169.3             64.8           161%            90.3
Millions of shares, end of period*                                   36.4             36.4             0%            36.4
Earnings per share (DKK)*                                            50.6             13.5           274%            30.3
Exchange rate USD/DKK, end of period                                 6.00             6.37            -6%            5.96
Exchange rate USD/DKK, average                                       6.07             6.69            -9%            6.59

--------------------------------------------------------------------------------------------------------------------------


* The comparative figures are restated to reflect the issue of bonus shares in May 2004.



------------------------------------------------------------------------------------------------------------------------
Segment information                                 Q1-Q3 2004                                   Q3 2004


DKK mill.
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------
                                       Tanker      Bulk                           Tanker    Bulk
                                     division  division Unallocated     Total   division  division   Unallocated   Total
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------

Net revenue                             1,060       795          0      1,855        369     270           0        639
Port expenses and bunkers                -280       -87          0       -367       -107     -34           0       -141
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------
Time charter equivalent earnings          780       708          0      1,488        262     236           0        498
Charter hire                              -62      -189          0       -251        -22     -59           0        -81
Operating expenses                       -165       -53          5       -213        -57     -21           5        -73
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------
Gross Profit                              553       466          5      1,024        183     156           5        344
Profit on sale of vessels and
interest                                    0         0          0          0          0       0           0          0
Administrative expenses                   -83       -26         -2       -111        -31      -9          -1        -41
Other Operating income                     49         1          0         50         18       1           0         19
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------
Profit before depreciation                519       441          3        963        170     148           4        322
Depreciation                             -129       -28          0       -157        -45     -11           0        -56
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------
Profit before financial items             390       413          3        806        125     137           4        266
Net gain/(loss) form other
investments and securities                  0         0        935        935          0       0         384        384
Other financial items                     -47        -8         74         19        -10       1           0         -9
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------
Profit/(Loss) before tax                  343       405      1,012      1,760        115     138         388        641
Tax                                         0         0          0          0          0       0           0          0
                                     -----------------------------------------------------------------------------------
                                     -----------------------------------------------------------------------------------
Net profit for the period                 343       405      1,012      1,760        115     138         388        641

------------------------------------------------------------------------------------------------------------------------


TANKER DIVISION
The Tanker division achieved a net profit for the first nine months of 2004 of DKK 343 mill.

The market for TORM's product tankers was at a very high level throughout the period. Normally, seasonal factors cause a slowdown in the market during the summer months in the second and third quarters, but aside from a short-lived weakening during the start of the second quarter, all of 2004 has been marked by very high freight rates that were higher than originally expected.

The growth in the world economy and very low inventories of refined oil products due to the high oil prices and limited growth in refinery capacity in the western world led to strong demand for transportation of refined oil products, which was the reason for the increased rate levels.



-----------------------------------------------------------------------------------------------------------------------------
Earnings data for the Tanker division

                                                          2003           2004            2004           2004          Change
                                                               ----------------------------------------------
                                                            q3             q1              q2             q3           q3-q3
LR2/Aframax vessels
-----------------------------------------------------------------------------------------------------------------------------
Available earning days                                     272            455             450            460             69%
TCE per earning days (USD)*)                            32,804         32,012          27,896         28,389            -13%
OPEX per earning days (USD)**)                          -5,816         -4,453          -4,898         -4,148            -29%
Gross profit per earning day (USD)***)                  18,479         21,697          17,061         18,212             -1%
-----------------------------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
-----------------------------------------------------------------------------------------------------------------------------
Available earning days                                     194            288             319            406            109%
TCE per earning days (USD)*)                            26,507         28,270          23,028         22,998            -13%
OPEX per earning days (USD)**)                          -7,070         -6,141          -5,267         -5,742            -19%
Gross profit per earning day (USD)***)                  19,436         22,130          17,761         17,256            -11%
-----------------------------------------------------------------------------------------------------------------------------

MR vessels
-----------------------------------------------------------------------------------------------------------------------------
Available earning days                                   1,000          1,047           1,067          1,054              5%
TCE per earning days (USD)*)                            19,369         21,491          20,288         19,890              3%
OPEX per earning days (USD)**)                          -4,575         -5,927          -5,367         -5,581             22%
Gross profit per earning day (USD)***)                  14,794         15,565          14,920         14,308             -3%
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
**)   Operating expenses for own vessels.
***)  TCE earnings less operating expenses and charter hire.

TORM's Tanker division achieved freight rates during the third quarter 2004 which when compared to the third quarter 2003, were 13% lower for both the LR2 and LR1 segments and 3% higher for the MR segment. Thus, the freight rates continued at the same level as in the second quarter 2004 - which was unseasonally high.

The number of earning days in the LR2 segment increased during the period from third quarter 2003 to third quarter 2004 by 69% due to the delivery of two newbuildings towards the end of 2003. The number of earning days in the LR1 segment also increased (by 109%) due to the delivery of two newbuildings and lower docking activity in the third quarter 2004. In the MR segment the number of earning days increased by 5% compared to third quarter 2003, which was due to the delivery of TORM Alice in February 2004, but offset by higher docking activity.


BULK DIVISION
The Bulk division achieved a net profit of DKK 405 mill. in the first nine months of 2004.

Rates in the bulk market have been very volatile during the first nine months of 2004. After a period with very high freight rates, the market dropped significantly in the second quarter 2004, followed by healthy increases in the third quarter 2004. The development in the bulk market freight rates has been affected by economic developments in China, where the slowdown in the Chinese economy, combined with significant inventory build-up in the first quarter, led to a decrease in imports, thereby affecting freight rates in the second quarter.

TORM believes that China after a period of reducing inventories of a number of commodities, especially iron ore, yet again increased the import of these goods in the third quarter, which is the background for increasing freight rates. Furthermore, the higher activity level has led to more waiting days for loading and unloading in many ports. This reduces the capacity and increases pressure on the bulk market freight rates.

------------------------------------------------------------------------------------------------------------------------------
Earnings data for the Bulk division

                                                              2003          2004           2004           2004         Change
                                                                   --------------------------------------------
                                                                q3            q1             q2             q3          q3-q3
Panamax vessels
------------------------------------------------------------------------------------------------------------------------------
Available earning days                                       1,375         1,383          1,352          1,438             5%
TCE per earning days (USD)*)                                12,965        23,219         26,501         25,562            97%
OPEX per earning days (USD)**)                              -5,496        -5,501         -5,810         -4,818           -12%
Gross profit per earning day (USD)***)                       6,070        14,327         17,523         16,876           178%
------------------------------------------------------------------------------------------------------------------------------

Handysize vessels
------------------------------------------------------------------------------------------------------------------------------
Available earning days                                         276           303            302            237           -14%
TCE per earning days (USD)*)                                 8,419        15,963         16,320         14,806            76%
OPEX per earning days (USD)**)                              -2,811        -3,112         -3,302         -3,556            27%
Gross profit per earning day (USD)***)                       3,455        11,187         11,082         10.340           199%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
**)  Operating expenses for own vessels.
***) TCE earnings less operating expenses and charter hire.


Compared to the same period last year, freight rates achieved in TORM's Bulk division in the third quarter 2004 were 97% and 76% higher for TORM's Panamax and Handysize vessels, respectively.

The number of available earning days for TORM's Panamax vessels was 5% higher due to a slightly higher number of chartered in vessels, while the number of available earning days for Handysize decreased by 14% due to re-delivery of chartered in tonnage.


UNALLOCATED
Unallocated activities primarily consist of the unrealised value adjustment of DKK 933 mill. on TORM's shareholding in Norden and dividend received from Norden of DKK 73 mill. In addition to this, TORM received a dividend of DKK 127 mill. from Norden in the fourth quarter 2004.


NINE MONTH 2004 RESULTS
Net Profit for the first nine months of 2004 was DKK 1,760 mill. including value adjustment of DKK 933 mill. on TORM's shareholding in Norden and dividend received of DKK 73 mill. The result is considered highly satisfactory.

During the first nine months of 2004, gross profit was DKK 1,024 mill. (against DKK 479 mill. in the first nine months of 2003). The increase was primarily due to a combination of higher freight rates in the Bulk division and a higher number of earning days in the Tanker division, offset by a 9% lower average USD/DKK exchange rate.

Profit before depreciation was DKK 963 mill. (DKK 413 mill.).

Depreciation was DKK 157 mill. during the first nine months of 2004 (DKK 129 mill.). The increase was due to the expansion of the Company's fleet through the delivery of newbuildings and second-hand vessels in the period October 2003 - September 2004, offset by the lower USD/DKK exchange rate.

Financial items were net positive by DKK 954 mill. (DKK 184 mill.). This includes net gains on other investments and securities of DKK 935 mill., dividend received of DKK 73 mill., net interest expense of DKK 53 mill. and other financial items of DKK minus 1 mill.

Profit before and after tax was DKK 1,760 mill. (DKK 468 mill.). Of this, the Tanker division contributed DKK 343 mill. (DKK 242 mill.), while the Bulk division's net profit was DKK 405 mill. (DKK 27 mill.). Other activities (primarily unallocated financial items) showed a net profit of DKK 1,012 mill. (DKK 199 mill.).

Cash flow from operating activities was positive by DKK 957 mill. in the first nine months of 2004, primarily consisting of cash earnings and dividend of DKK 73 mill.

Cash flow from investing activities was negative by DKK 713 mill. This amount includes investments in fixed assets, primarily vessels.

Cash flow from financing activities was DKK 27 mill. during the first nine months of 2004. This amount mainly consists of borrowing in connection with the delivery of newbuildings and second-hand vessels of DKK 711 mill., less repayments on mortgage and leasing debt of DKK 422 mill., payment of dividends to TORM's shareholders of DKK 209 mill. and net settlement of share options of DKK 53 mill.

The total cash effect from the first nine months of 2004 was DKK 271 mill. The Company's cash and bonds were DKK 750 mill. against DKK 479 mill. at the end of 2003.

Total assets increased in the first nine months of 2004 from DKK 4,894 mill. to DKK 6,672 mill., mainly due to an increase in fixed assets in the period from DKK 4,169 mill. to DKK 5,677 mill. This was positively impacted primarily by the effect of the delivery of newbuildings and second-hand vessels, as described in the section about fleet development, and the increased value of the Norden investment, offset by depreciation in the period. The investment in Norden is valued at DKK 2,587/share, the Copenhagen Stock Exchange price on 30 September 2004.

During the first nine months of 2004 the Company's net interest bearing debt increased from DKK 1,698 mill. to DKK 1,726 mill. The increase is mainly due to net borrowing in connection with the delivery of vessels, countered by the positive cash effect from operations in the period.

Shareholders' equity grew from DKK 2,464 mill. to DKK 3,948 mill. in the first nine months of 2004, primarily as a result of the earnings in the period, less dividends paid. Shareholders' equity as a percentage of total assets increased from 50.3% at 31 December 2003 to 59.2% at 30 September 2004.

TORM owned 1,566,612 of its own shares at 30 September 2004, corresponding to 4.3% of the share capital. This is a reduction of 196,124 shares from 31 December 2003.


THIRD QUARTER 2004 RESULTS
Gross profit in the third quarter 2004 was DKK 344 mill. Profit before depreciation for the period was DKK 322 mill., while profit before financial items was DKK 266 mill. in the third quarter. Of this, the Tanker and Bulk divisions contributed DKK 125 mill. and DKK 137 mill. respectively.

Profit before the value adjustment was DKK 260 mill.

Financial items were DKK 375 mill., chiefly as a result of a positive value adjustment of DKK 381 mill. in the third quarter. On its own, third quarter profit after tax was DKK 641 mill.


FLEET DEVELOPMENT
TORM has increased its owned fleet in 2004 by 25% measured in deadweight tons. During the first nine months, the fleet has grown by three product tankers and two bulk vessels.

In addition, TORM has taken delivery of the 1999-built MR product tanker TORM Agnete (previously MT Zorca) in October 2004. Furthermore, TORM has exercised an option to purchase the Panamax bulk vessel TORM Tina, which will be delivered before the end of 2004, and acquired two MR newbuildings from the STX yard in South Korea, which will be delivered in first/second quarter 2005.




--------------------------------------------------------------------------------
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.
--------------------------------------------------------------------------------

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: November 12, 2004
                                               By: /s/ Klaus Nyborg
                                                   --------------------------
                                                   Klaus Nyborg
                                                   Chief Financial Officer


03810.0001 #525929